July 19, 2007


Via EDGAR


United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Ladies and Gentlemen:

On behalf of NBC Acquisition Corp., a Delaware corporation, and Nebraska Book Company, Inc. (NBC), a Kansas corporation (together, the "Companies"), we respectfully submit this letter in response to the follow-up comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a letter from William H. Thompson dated July 6, 2007 (the "Comment Letter"). As disclosed in the NBC Acquisition Corp. Annual Report on Form 10-K for the fiscal year ended March 31, 2006, NBC is a wholly owned subsidiary of NBC Acquisition Corp. NBC is also a registrant filing its periodic and annual filings under Commission File Number 333-48221. As applicable, additional disclosures or other revisions resulting from this Comment Letter will also be incorporated into NBC's filings.

In connection with the Companies' responses to the aforementioned comments from the Staff, the Companies acknowledge that:

     (1) The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

     (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filings; and

     (3) The Companies may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the filing to which the comment pertains. References in the responses below to page numbers refer to page numbers in the applicable filing.


       ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006

1.      NOTE O.  STOCK-BASED COMPENSATION, PAGE 62.

        COMMENT - We reviewed your response to comment three in our letter dated March 30, 2007. Please explain to us why you believe the methodology used to estimate the fair value of restricted stock awards is consistent with the valuation approaches and guidance contained in the AICPA Audit and Accounting Practice Aid Series, VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ("Practice Aid"), and meets the fair value measurement objective of SFAS 123(R). Notwithstanding your response, we believe that you should revise your methodology in the future to be consistent with the approaches recommended in the Practice Aid. In addition, since you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please provide the following enhanced disclosures in management's discussion and analysis of financial condition and results of operations suggested in paragraph 182 of the Practice Aid:

        a. A discussion of the significant factors, assumptions and methodologies used in determining fair value of restricted stock awards; and

        b. The valuation methods used and the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

        RESPONSE - We believe that the methodology that we have used for a number of years to estimate the fair value of our stock (including the restricted stock awards issued on March 31, 2006) is consistent with the Transaction-Based Method under the Market Approach described in paragraph 55 of the AICPA Audit and Accounting Practice Aid Series, VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES, and therefore meets the fair value measurement objective of SFAS 123(R), SHARE-BASED PAYMENT. We use this methodology because we believe it to be the best approach to estimating the fair value of our stock. Our belief is based primarily on the fact that this methodology is consistent with the approaches that have been used in all four arms-length negotiated transactions involving the Company's common stock since 1995, including the last transaction in March 2004. These transactions, which involved independent private equity investors buying and selling their respective equity interests in the Company, would have necessarily involved consideration of the factors outlined in paragraphs 31 through 45 of the Practice Aid if applicable, as well as other factors considered appropriate by the respective investors in establishing the Company's fair value. While we continue to utilize that methodology to estimate fair value, it is important to note that we do consider whether there have been any material modifications involving those factors that would impact the application of the methodology.

        While we understand that the use of an unrelated valuation specialist performing a contemporaneous valuation is the Practice Aid's preferred approach, we do not believe that the results of an independent study would provide more reliable evidence of valuation compared to our current methodology, given its consistent application. Although we believe that our current methodology is the best approach to estimating the fair value of our stock, we will consider the other valuation approaches outlined in the Practice Aid if changes in circumstances or market conditions warrant.

        While we believe that our current methodology is consistent with the Practice Aid and a reliable measure of valuation, it is important to note that we are recognizing the greater of the value using that methodology and the minimum compensation benefits under the restricted stock agreements. As of March 31, 2007 the minimum compensation benefits under the restricted stock agreements exceed the fair market valuation - so our current recognition reflects that minimum value as it accrues to the vesting date.

        Lastly, beginning with our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2007, we will discuss the significant factors, assumptions and methodologies used in estimating the fair value of the restricted stock awards and the reasons why we chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.


              FORM 10-Q FOR FISCAL QUARTER ENDED DECEMBER 31, 2006


2.      FINANCIAL STATEMENTS - NOTE 2.  STOCK-BASED COMPENSATION, PAGE 6.

        COMMENT - We reviewed your response to comment 10 in our letter dated March 30, 2007. In future filings, please disclose total compensation cost for share-based payment arrangements recognized in income as well as the total tax benefits related thereto for each period presented and the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be realized as of the most recent balance sheet date. Refer to paragraphs A240g. and A240h. of SFAS 123(R).

        RESPONSE - Beginning with our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2007, we will disclose total compensation cost for share-based payment arrangements recognized in income and the total tax benefits related thereto for each period presented; as well as the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be realized as of the most recent balance sheet date.


If you have any questions concerning the above responses, please do not hesitate to contact either myself at (402) 421-0499 or Kevin D. Harford - NBC Vice President, Financial Reporting at (402) 421-0425.

                                    Very truly yours,


                                    /s/  Alan G. Siemek
                                    --------------------------------------------
                                    Alan G. Siemek
                                    Vice President and Treasurer
                                    (Principal Financial and Accounting Officer)